Exhibit 99.1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

NEWS RELEASE

TEEKAY OFFSHORE PARTNERS ANNOUNCES

PUBLIC OFFERING OF SENIOR NOTES

Hamilton, Bermuda, May 20, 2014 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it plans to offer senior unsecured notes due 2019 (the Notes) in a registered public offering. The Partnership expects to use the net proceeds from the public offering for general partnership purposes, including funding newbuilding installments, capital conversion projects and future acquisitions of vessels from Teekay Corporation or third parties. Pending the application of funds for these purposes, the Partnership expects to repay a portion of its outstanding debt under certain of its credit facilities.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership and owns interests in 35 shuttle tankers (including two chartered-in vessels and one HiLoad Dynamic Positioning (HiLoad DP) unit), five floating production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one committed FSO conversion unit), four long-haul towing and anchor handling vessel newbuildings and four conventional oil tankers. The majority of Teekay Offshore’s fleet is employed on long-term, stable contracts. In addition, Teekay Offshore also has rights to participate in certain other FPSO, shuttle tanker and HiLoad DP opportunities provided by Teekay Corporation (NYSE:TK), Sevan Marine ASA (Oslo Bors: SEVAN) and Remora AS.

Teekay Offshore intends to apply to have the Notes listed on the New York Stock Exchange.

The joint book-running managers and structuring agents for this offering will be Sterne, Agee & Leach, Inc. and DNB Markets, Inc. ABN AMRO, Raymond James and Scotiabank will act as co-managers for this offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Sterne, Agee & Leach, Inc., Prospectus Department, 277 Park Avenue, New York, New York 10172, Email: syndicate@sterneagee.com; or DNB Markets, Inc., 200 Park Avenue, 31st Floor, New York, New York, 10166, Tel.: (212) 551-9814.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus. The offering is being made pursuant to an effective registration statement and prospectus filed by Teekay Offshore with the Securities and Exchange Commission (the SEC).

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Offshore’s public filings with the SEC. Teekay Offshore undertakes no obligation to revise or update any forward looking statements, unless required to do so under applicable securities laws.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442